SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated September 28, 2015 between
ETF SERIES SOLUTIONS
and
ALPHACLONE, INC.

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:
Fund	Rate
AlphaClone International ETF	0.95%
AlphaClone Small Cap ETF	0.95%
AlphaClone Activist Manager ETF	0.75%
AlphaClone Value Manager ETF	0.75%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 31, 2016.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

ALPHACLONE, INC.

By: /s/ Mazin Jadallah
Name: Mazin Jadallah
Title: Chief Executive Officer